Exhibit 99.6

Consolidated balance sheets

AS OF DECEMBER 31, 2005 AND 2004 (THOUSAND OF EUROS)

ASSETS

	Notes	Year 2005	Year 2004 (*)
NON-CURRENT ASSETS:
Property, plant and equipment	7	971,014	884,508
Investment property	8	24,164	28,282
Goodwill	9	2,863,811	2,401,354
Other intangible assets	10	859,303	717,561
Investments in associates	11	32,976	379,366
Non-current financial assets-		211,239	89,643
Available-for-sale	12.1	145,954	8,495
Other non-current financial assets	12.2	65,285	64,959
Treasury stock	17	—	16,189
Deferred tax assets	30	422,460	438,051
Total non-current assets		5,384,967	4,938,765

CURRENT ASSETS:
Inventories	13	1,966,350	1,759,418
Trade and other receivables	14	2,516,490	2,536,115
Tax receivables	30	250,451	234,576
Current financial assets-		192,734	233,141
Financial assets at fair value	12.3	97,074	70,627
Other current financial assets	12.4	95,660	162,514
Cash and cash equivalents	15	1,092,465	977,904
Other current assets	16	33,028	39,110
Total current assets		6,051,518	5,780,264
ASSETS CLASSIFIED AS HELD FOR SALE	5.8	7,877	1,101
TOTAL ASSETS		11,444,362	10,720,130

(*) Included for comparison purposes (see Note 2.4).

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated balance sheet as of December 31, 2005.

EQUITY AND LIABILITIES

	Notes	Year 2005	Year 2004 (*)
EQUITY:
Capital stock	17	161,533	169,933
Treasury stock	17	(124,782)	—
Reserves of the Parent Company	18	195,729	105,122
Reserves at consolidated companies	19 y 20	302,125	325,436
Valuation adjustments recognised in equity	21	(14,814)	—
Income for the year		576,615	539,337
Equity attributable to equity holders of the Parent Company		1,096,406	1,139,828
Minority interest	22	227,430	286,649
Total equity		1,323,836	1,426,477
NON-CURRENT LIABILITIES:
Bonds and other marketable debt securities	23	1,591,150	1,100,000
Bank loans and other financial debt	24	646,738	644,829
Obligations under finance leases	25	43,754	40,333
Other liabilities	26	109,356	38,231
Provisions	29	341,168	384,813
Deferred tax liabilities	30	253,081	167,705
Total non-current liabilities		2,985,247	2,375,911

CURRENT LIABILITIES:
Bonds and other marketable debt securities	23	354,998	587,195
Bank loans and other financial debt	24	1,382,956	701,032
Obligations under finance leases	25	2,805	3,250
Trade and other payables	31	1,223,158	1,360,208
Other liabilities		340,775	302,566
Tax payables	30	3,699,381	3,658,722
Provisions	29	131,206	304,769
Total current liabilities		7,135,279	6,917,742

TOTAL EQUITY AND LIABILITIES		11,444,362	10,720,130

Consolidated statements of income

FOR THE YEARS ENDED AS OF DECEMBER 31, 2005 AND 2004

	Notes	Year 2005	Year 2004 (*)

Revenue	33 a)	12,708,226	9,545,857
Other operating income	33 a)	131,648	130,497
Procurements		(8,154,641)	(5,552,070)
Personnel expenses		(896,694)	(792,070)
Depreciation and amortisation		(194,926)	(168,883)
Impairments		(5,690)	(31,110)
Other operating expenses		(2,534,520)	(2,196,439)
Financial revenues	33 b)	108,684	93,160
Financial expenses	33 c)	(203,416)	(175,826)
Net foreign exchange: Gain/(Loss)		6,897	(9,623)
Profit from associates	11	453	34,352

PROFIT BEFORE TAX		966,021	877,845

Income tax expense	30	(336,515)	(281,646)

PROFIT FOR THE YEAR		629,506	596,199

Attributable to:
Equity holders of the Parent Company		576,615	539,337
Minority interest	22	52,891	56,862

(*) Included for comparison purposes (see Note 2.4)

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated statement of income for the year endedas of December 31, 2005.

Consolidated statement of changes in equity

FOR THE YEARS ENDED AS OF DECEMBER 31, 2005 AND 2004

 –NOTES 17 TO 22– (THOUSAND OF EUROS)

				Reserves of the Parent Company
	Capital (Stock)	Treasury Stock	Additional Paid in Capital	Legal Reserve	Revaluation Reserve Regulation 7/1996	Differences due to Redenomination of Capital Stock in Euros
Balance at 1 January 2004 (see Note 3)	174,283	—	132,219	36,657	53,461	309

Distribution of the Parent Company income -
- Reserves	—	—	—	—	—	—
- Dividends	—	—	—	—	—	—
Capital Stock reduction	(4,350)	—	(171,330)	(2,670)	—	—
Translation differences	—	—	—	—	—	—
Variations in treasury stock	—	—	39,111	—	—	—
Profit for the year	—	—	—	—	—	—
Other movements	—	—	—	—	—	—

Balance at 31 December 2004	169,933	—	—	33,987	53,461	309

First time adoption of IAS 32 and IAS 39 (see Note 2.3)	—	(131,167)	—	—	—	—
Distribution of the Parent Company income -
- Reserves	—	—	—	—	—	—
- Dividends	—	—	—	—	—	—
Acquisition of treasury stock	—	(431,766)	—	—	—	—
Capital Stock reduction	(8,400)	456,357	—	(1,680)
Translation differences	—	—	—	—	—	—
Other variations in treasury stock (see Note 17)	—	(18,206)	—	—	—	—
Profit for the year	—	—	—	—	—	—
Valuation adjustments recognised in equity	—	—	—	—	—	—
Changes in the perimeter of consolidation (see Notes 9 and 22)	—	—	—	—	—	—
Other movements	—	—	—	—	—	—
Balance at 31 December 2005	161,533	(124,782)	—	32,307	53,461	309

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated statement of changes in equity for the year ended as of December 31, 2005.

	Reserves of the Parent Company
		Reserves for	Reserves at	Adjustments Recognised	Income for the year
	Voluntary	Treasury	Consolidated	in Equity for	Attributable to the		Minority	Total
	Reserves	Stock	Companies	Valuation	Parent Company	Total	Interest	Equity
Balance at 1 January 2004 (see Note 3)	38,901	11,907	368,689	—	293,151	1,109,577	256,403	1,365,980

Distribution of the Parent Company income -
- Reserves	63,777	—	1,798	—	(65,575)	—	—	—
- Dividends	—	—	—	—	(227,576)	(227,576)	(16,513)	(244,089)
Capital Stock reduction	2,670	—	—	—	—	(175,680)	—	(175,680)
Translation differences	—	—	(45,189)	—	—	(45,189)	(2,563)	(47,752)
Variations in treasury stock	(104,171)	4,281	—	—	—	(60,779)	—	(60,779)
Profit for the year	—	—	—	—	539,337	539,337	56,862	596,199
Other movements	—	—	138	—	—	138	(7,540)	(7,402)

Balance at 31 December 2004	1,177	16,188	325,436	—	539,337	1,139,828	286,649	1,426,477

First time adoption of IAS 32 and IAS 39 (see Note 2.3)	—	114,978	(14,654)	(2,849)	—	(33,692)	(10,745)	(44,437)
Distribution of the Parent Company income -
- Reserves	423,586	—	(130,885)	—	(292,701)	—	—	—
- Dividends	—	—	—	—	(246,636)	(246,636)	(17,223)	(263,859)
Acquisition of treasury stock	—	—	—	—	—	(431,766)	—	(431,766)
Capital Stock reduction	(446,277)	—	—	—	—	—	—	—
Translation differences	—	—	129,404	—	—	129,404	4,103	133,507
Other variations in treasury stock (see Note 17)	26,289	(26,289)	—	—	—	(18,206)	—	(18,206)
Profit for the year	—	—	—	—	576,615	576,615	52,891	629,506
Valuation adjustments recognised in equity	—	—	—	(11,965)	—	(11,965)	—	(11,965)
Changes in the perimeter of consolidation (see Notes 9 and 22)	—	—	—	—	—	—	(88,221)	(88,221)
Other movements	—	—	(7,176)	—	—	(7,176)	(24)	(7,200)
Balance at 31 December 2005	4,775	104,877	302,125	(14,814)	576,615	1,096,406	227,430	1,323,836

Consolidated cash flow statements

AS OF DECEMBER 31, 2005 AND 2004 (THOUSAND OF EUROS)

	Year 2005	Year 2004 (*)

OPERATING ACTIVITIES
Net income before taxes	966,021	877,845
Amortizations + impairments	200,616	199,144
Income from equity method companies	(453)	(34,352)
Net Financial (income)/ loss	87,835	92,289
Other net income and expenses result	(22,145)	(31,266)
Flows from ordinary activities	1,231,874	1,103,660

Working capital variation (including operating provisions)	(388,606)	430,240
Income taxes paid	(226,379)	(237,332)
Restructuring	(143,868)	(60,498)
Net cash from used in operating activities (I)	473,021	1,236,070

INVESTING ACTIVITIES
Dividends received from associates	29,053	12,410
Increase/decrease on ST financial investments	44,552	(82,412)
Proceeds from assets disposals and subsidiaries	116,779	91,416
Purchases of intangible assets	(171,145)	(149,705)
Acquisition of subsidiaries, net of cash acquired	(423,780)	(490,296)
Net cash from used in investing activities (II)	(404,541)	(618,587)

FINANCING ACTIVITIES
Borrowing cost	(96,852)	(91,902)
Dividends paid (**)	(259,292)	(244,731)
Purchases of treasury stock (**)	(455,759)	(254,880)
Variations in debt	844,228	(17,807)
Net cash from used in financing activities (III)	32,325	(609,320)

Opening cash and cash equivalents	977,904	702,329
Net change in cash and cash equivalents (I+II+III)	100,805	280,559
Effect of exchange rate changes	13,756	(4,984)
Closing cash and cash equivalents	1,092,465	977,904

(*) Included for comparison purposes (see Note 2.4)

(**) Transactions from the Parent Company and from Dependent Companies are included

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated cash flow statement for the year ended December 31, 2005